UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 3

XCEL BRANDS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64111Y206

(CUSIP Number)

Robert W. D’Loren

c/o XCel Brands, Inc.

475 10th Avenue, 4th Floor

New York, NY 10018

(347) 727-2474

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 64111Y206	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Robert W. D’Loren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,999,464*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,163,465
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,464*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*See Items 5 and 6. Includes 1,835,999 shares of the Issuer’s common stock over which the Reporting Person has sole voting power.

Item 1.	Security and Issuer.

This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 11, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 22, 2012 and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on June 5, 2012, by Robert W. D’Loren, an individual (the “Reporting Person”), with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of XCel Brands, Inc., a Delaware corporation (the “Issuer”), having principal executive offices at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2.	Identity and Background.

This Amendment No. 3 amends and substitutes in its entirety Item 2 to state as follows:

This Statement is being filed by and on behalf of the Reporting Person. The Reporting Person’s business address is c/o the Issuer, 475 10th Avenue, 4th Floor, New York, NY 10018. His present principal occupation is as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and the principal business and address at which he carries out such occupation is that of the Issuer. He is a citizen of the United States of America.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is inapplicable to this Amendment No. 3.

Item 4.	Purpose of Transaction.

This Amendment No. 3 amends and substitutes in its entirety Item 4 to state as follows:

On April 1, 2013, the Issuer granted to the Reporting Person 700,000 unvested, restricted Common Shares in connection with his employment by the Issuer as an officer and director.

On April 1, 2013, the Issuer granted an aggregate of 270,000 unvested, restricted Common Shares to certain officers, directors and employees (the “Holders”) in connection with their employment by the Issuer. Pursuant to restricted stock agreements dated April 1, 2013 by and between the Issuer and each respective Holder (the “Restricted Stock Agreements”), the Holders agreed to appoint a person designated by the board of directors of the Issuer as their irrevocable proxy and attorney-in-fact with respect to the Common Shares. The board of directors appointed Robert D’Loren, the Issuer’s Chief Executive Officer and Chairman of the board of directors, as the proxy and attorney-in-fact for such Common Shares.

All of the Common Shares acquired or disposed of as described in this Item 4 were acquired by the Reporting Person for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may make purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by him at any time. Except as set forth in this Item 4 and to the extent that his role as Chief Executive Officer and Chairman of the Board of Directors of the Issuer grants to him the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Person has no plans or proposals which relate to or could result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change at any time his intention with respect to any or all of the Common Shares held by him as of May 15, 2013.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 3 amends and substitutes in its entirety Item 5 to state as follows:

The Reporting Person owns beneficially, and has sole voting and dispositive power with respect to, (i) 526,283 Common Shares held by the Irrevocable Trust of Rose Dempsey, of which the Reporting Person is a co-trustee and over which the Reporting Person has sole voting and dispositive power, (ii) 239,250 Common Shares issuable upon the exercise of immediately exercisable warrants held by the Reporting Person, (iii) 190,452 Common Shares and (iv) , which collectively represent 10.8% of the total number of outstanding Common Shares; and (ii) owns beneficially, and (iv) 1,207,480 unvested, restricted Common Shares held by the Reporting Person, which collectively represent 24.4% of the total number of outstanding Common Shares.

The Reporting Person also owns beneficially, and has sole voting power with respect to, (i) 1,428,049 Common Shares held in the name of Isaac Mizrahi and 137,950 Common Shares held in the name of Marisa Gardini pursuant to a voting agreement dated as of September 29, 2011 that IM Ready-Made, LLC (“IM Ready”) and its principals entered into with the Issuer (the “Voting Agreement”) and (ii) an aggregate of 270,000 unvested, restricted Common Shares held in the name of the Holders pursuant to the Restricted Stock Agreements, which collectively represent 21.3% of the total number of outstanding Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 3 amends and substitutes in its entirety Item 6 to state as follows:

The information set forth under Item 5 of this Amendment No. 3 is incorporated by reference into this Item 6.

Pursuant to the Voting Agreement, IM Ready and each of its respective permitted successors, assigns and direct and indirect transferees who become beneficial owners of Common Shares (including Isaac Mizrahi and Marisa Gardini) agreed to appoint the Reporting Person, who was designated by the board of directors of the Issuer, as their irrevocable proxy and attorney-in-fact with respect to the Common Shares originally held by IM Ready. As assignees of an aggregate of 1,565,999 of IM Ready’s Common Shares, such Common Shares held by Marisa Gardini and Isaac Mizrahi are subject to the provisions of the Voting Agreement. The board of directors appointed the Reporting Person as the proxy and attorney-in-fact for such Common Shares.

Pursuant to the Restricted Stock Agreement, the Holders agreed to appoint a person designated by the board of directors of the Issuer as their irrevocable proxy and attorney-in-fact with respect to the aggregate 270,000 unvested, restricted Common Shares issued to the Holders on April 1, 2013. The board of directors appointed the Reporting Person as the proxy and attorney-in-fact for such Common Shares.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Amendment No. 2 is amended and restated in its entirety as follows:

Exhibit 1	Voting Agreement, dated as of September 29, 2011, by and between IM Ready and the Issuer (incorporated by reference to Exhibit 9.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2011).

Exhibit 2	Form of Restricted Stock Agreement, dated as of April 1, 2013, by and between the Holders and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2013

ROBERT W. D’LOREN

By: /s/ Robert W. D’Loren